

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

March 13, 2007

Via U.S. Mail and Fax (713.780.9254)
Mr. David R. Looney
Chief Financial Officer
Goodrich Petroleum Corporation
808 Travis, Suite 1320
Houston, TX 77002

> **Re: Goodrich Petroleum Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 15, 2006**
> **File No. 1-12719**

Dear Mr. Looney:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Sr. Assistant Chief Accountant